Mail Stop 4561

February 29, 2008

Robert J. Conway
Chief Executive Officer
DSI Realty Income Fund X
6700 E. Pacific Coast Hwy
Long Beach, CA 90803

       Re: **DSI Realty Income Fund X**
                 Form 10-K for Fiscal Year Ended
                 December 31, 2006
                 Filed March 30, 2007
                 Form 10-Q for Quarterly Period Ended
                 September 30, 2007
                 Filed November 14, 2007
                 File No. 000-15346

Dear Mr. Conway:

       We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                    Sincerely,

                                    Kevin Woody
                                    Branch Chief